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                          August 17, 2022

       Michael Bookman
       General Counsel
       Immuneering Corporation
       245 Main Street, Second Floor
       Cambridge, MA 02142

                                                        Re: Immuneering
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 10,
2022
                                                            File No. 333-266738

       Dear Mr. Bookman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nathan Ajiashvili, Esq.